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                           Exhibit 99.2

               AMERICAN INTERACTIVE MEDIA, INC.
            11111 Santa Monica Boulevard, Suite 700
                    Los Angeles, CA  90025


                                 Effective Date:  April 1, 1990

Capitol Video Communications, Inc.
2121 Wisconsin Avenue N.W.
Washington, D.C.  20007

     Re:  Amendment to Letter Agreement

Gentlemen:

     This will confirm that the Letter Agreement dated September 14, 1988 (the "Letter Agreement") between American Interactive Media, Inc. ("AIM") and Capitol Video Communications, Inc. ("Capitol") with respect to the establishment of a compact disc interactive pre-mastering facility and authoring system (the "Facility") is hereby amended in the following respects:

          Notwithstanding anything to the contrary contained in the Letter Agreement, AIM and Capitol hereby agree as follows:

     1.   (a)  Subject to AIM's continuing Security Interest,
AIM's interest in the Facility is terminated, effective upon execution of this amendment on the terms set forth below.

          (b) AIM shall have no further obligation to share in the cost of purchasing any additional tools pursuant to paragraph 2 of the Letter Agreement, to furnish any additional Emulation Components pursuant to paragraph 9 of the Letter Agreement or to share in any way in any additional costs, expenses, liabilities or obligations of any kind or nature heretofore or hereafter arising in connection with the Facility, and Capitol shall protect, defend, indemnify and hold AIM harmless from and against any such costs, expenses, liabilities and/or obligations.

          (c) AIM shall have no further right to share in net receipts derived from use of the Facility pursuant to paragraph 7(a) of the Letter Agreement or to receive accountings pursuant to paragraph 7(b) of the Letter
Agreement.  Nor shall AIM have the right to participate in

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the establishment of any additional facility with Capitol
pursuant to paragraph 7(c) of the Letter Agreement.

     2. In consideration of AIM's termination of its interest in the Facility pursuant to paragraph 1 above, Capitol agrees to pay AIM the sum of Two Hundred Seventy Five
Thousand Dollars ($275,000), payable as follows:

          (a) Seventy Five Thousand Dollars ($75,000) shall be paid upon execution hereof; and

          (b) The remaining balance of Two Hundred Thousand Dollars ($200,000) shall be paid in monthly installments over a period of sixty (60) months with interest accruing on the unpaid balance at the rate of Eight Percent (8%) per annum. Concurrently with the execution of this amendment, Capitol shall execute a promissory note in the form of Exhibit "A" attached hereto and incorporated herein by reference (the "Note"), which sets forth in greater detail the terms upon which such sum shall be paid.

     3. The Security Interest granted to AIM and all of AIM's rights in connection therewith pursuant to paragraph 10 of the Letter Agreement shall continue in full force and effect. However, the Security Period will end upon the later of Capitol's payment to AIM of all sums due to AIM under the Note or completion of all of the CD-I programs currently being developed or produced with the involvement of AIM at the Facility, which are as follows: "Treasures of the Smithsonian", "Children's Musical Theater", "Rand McNally Atlas", "Windows on the World", "Sesame St. Numbers", "Sesame St. Letters" and "Time-Life Photography" (collectively, the "Current Programs"). The Security Interest shall be security for (i) the performance by Capitol of its obligations to AIM under the Note and the Letter Agreement as modified by this amendment, and (ii) Capitol's agreement that AIM will have full right to utilize and have access to the Facility in accordance with the Letter Agreement, as modified by this amendment. It is the intent of the parties that the Security Interest shall be a continuing security interest with full effect and priority from the date it was originally granted to AIM.

     4. AIM shall continue to have first priority use of the Facility for the Current Programs pursuant to paragraph 5 of the Letter Agreement, but not for any future CD-I programs developed with the involvement of AIM. AIM's right of priority shall apply to both the personnel and the equipment at the Facility location.

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     5.   The "rate card" for the Current Programs shall be
revised as of the Effective Date of this amendment to exclude any charge for the use of the prototype and MRS systems. Moreover, AIM will not be charged at all for the use of any software tools developed at AIM's expense in the course of work done on CD-I programs, and AIM will be charged in accordance with the reduced rate card, which is attached hereto as Exhibit "B" and incorporated herein by reference, for the balance of production and any subsequent testing and/or revision of the Current Programs.

     6.   Capitol shall have the right to bid on any future
CD-I production undertaken by AIM in the Washington, D.C. area on the same basis accorded by AIM to the owners of other comparable facilities.

     7.   AIM's entitlement to warrants to purchase Two
Hundred Thousand (200,000) shares of Capitol's common stock pursuant to the Letter Agreement and paragraph 1(a) of the Warrant Purchase Agreement is hereby modified as follows:

          (a) The number of shares which AIM is entitled to purchase pursuant to the Initial Warrant (as defined in the Warrant Purchase Agreement) is hereby reduced from Two Hundred
Thousand (200,000) to Seventy-Five Thousand (75,000).

          (b) A new subparagraph 1(b)(iii) is hereby added to the Warrant Purchase Agreement as follows:

               "An Additional Warrant to purchase an
               additional Twelve Thousand Five Hundred
               (12,500) shares of Common Stock at an initial purchase price of $2.00 per share for each additional CD-I program (up to a maximum of ten additional CD-I programs) which AIM elects to develop or produce at the facility described in the Facility Agreement and which commence development or production on or before December 31, 1992, to be issued on the date(s) when AIM gives written notice that it has elected to use the facility for the applicable CD-I program(s). Notwithstanding the foregoing, for warrants issued in 1992 pursuant to this subparagraph 1(b)(iii), the initial purchase price shall be $3.00 per share. Each such Additional Warrant shall expire unless exercised on or before September 14, 1993."

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     8.   Undefined capitalized terms used in this amendment
shall have the same meaning as in the Letter Agreement or the Warrant Purchase Agreement, as applicable. Except as expressly modified by this amendment, the Letter Agreement and the Warrant Purchase Agreement shall remain unchanged and in full force and effect. The amendment shall not be deemed to modify any of the terms of the PDA Agreement, which shall remain unchanged and in full force and effect notwithstanding anything contained in this amendment.

     Please indicate your acceptance of the foregoing by signing in the place indicated below.

                         Very truly yours,

                         AMERICAN INTERACTIVE MEDIA, INC.
                                   ("AIM")


                         By:

                         Title:

AGREED TO AND ACCEPTED:

CAPITOL VIDEO COMMUNICATIONS, INC.
               ("Capitol")


By:

Title: